UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GEEKNET, INC.

(Name of Subject Company)

GADGET ACQUISITION, INC.

(Offeror)

GAMESTOP CORP.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

36846Q203

(CUSIP Number of Class of Securities)

J. Paul Raines

Chief Executive Officer

GameStop Corp.

625 Westport Parkway

Grapevine, Texas 76051

(817) 424-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael H. Friedman, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

18th and Arch Streets

Philadelphia, PA 19103

(215) 981-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
139,825,784	$16,248
*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 6,738,082 shares of common stock, par value $0.001 per share (the “Shares”), of Geeknet, Inc. (“Geeknet”) outstanding multiplied by the offer price of $20.00 per share, (ii) 191,988 Shares subject to unvested restricted stock units multiplied by the offer price of $20.00 per share, and (iii) 168,416 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $20.00 per share, multiplied by $7.27, which is the offer price of $20.00 per share minus the weighted average exercise price for such options of $12.73 per share. The calculation of the filing fee is based on information provided by Geeknet as of June 10, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.00011620.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Gadget Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of GameStop, Corp., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Geeknet, Inc., a Delaware corporation (“Geeknet”), at a price of $20.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated June 15, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary	Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject	Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Geeknet, Inc.

11216 Waples Mill Road

Suite 103

Fairfax, VA 22030

(877) 433-5638

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3. Identity	and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

SCHEDULE I — Information Relating to Parent and Purchaser

Item 4. Terms	of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past	Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Geeknet”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Geeknet”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Geeknet”)

Item 6. Purposes	of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Geeknet”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Geeknet”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Geeknet”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7. Source	and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Geeknet”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Geeknet”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Geeknet”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. None.

Item 8. Interest	in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Geeknet”)

SCHEDULE I — Information Relating to Parent and Purchaser

(b) Securities Transactions. None.

Item 9. Persons/Assets	Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10. Financial	Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11. Additional	Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Geeknet”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Geeknet”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Regulatory Approvals; Certain Legal Matters”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 15, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the New York Times on June 15, 2015.*

(a)(5)(A)	Complaint filed by Prodosh Aich on behalf of himself and all others similarly situated, on June 10, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(B)	Joint Press Release issued by GameStop Corp. and Geeknet, Inc. on June 2, 2015 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by GameStop Corp. with the Securities and Exchange Commission on June 2, 2015).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2015, by and among GameStop Corp., Gadget Acquisition, Inc. and Geeknet, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GameStop Corp. with the Securities and Exchange Commission on June 2, 2015).

(d)(2)	Tender and Support Agreement, dated as of June 1, 2015, by and among GameStop Corp., Gadget Acquisition, Inc. and Kenneth G. Langone (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by GameStop Corp with the Securities and Exchange Commission on June 2, 2015).

(d)(3)	Tender and Support Agreement, dated as of June 1, 2015, by and among GameStop Corp., Gadget Acquisition, Inc. and Eric Semler (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by GameStop Corp. with the Securities and Exchange Commission on June 2, 2015).

(d)(4)	Confidentiality Agreement, dated as of December 14, 2014, between GameStop Corp. and Geeknet, Inc.*

(g)	None.

(h)	None.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2015	GAMESTOP CORP.

	By:	/s/ Robert A. Lloyd
Name: Robert A. Lloyd
Title: Executive Vice President and Chief Financial Officer

Dated: June 15, 2015	GADGET ACQUISITION, INC.

	By:	/s/ Robert A. Lloyd
Name: Robert A. Lloyd
Title: Chief Financial Officer and Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 15, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the New York Times on June 15, 2015.*

(a)(5)(A)	Complaint filed by Prodosh Aich on behalf of himself and all others similarly situated, on June 10, 2015, in the Court of Chancery of the State of Delaware.*

(a)(5)(B)	Joint Press Release issued by GameStop Corp. and Geeknet, Inc. on June 2, 2015 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by GameStop Corp. with the Securities and Exchange Commission on June 2, 2015).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2015, by and among GameStop Corp., Gadget Acquisition, Inc. and Geeknet, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by GameStop Corp. with the Securities and Exchange Commission on June 2, 2015).

(d)(2)	Tender and Support Agreement, dated as of June 1, 2015, by and among GameStop Corp., Gadget Acquisition, Inc. and Kenneth G. Langone (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by GameStop Corp with the Securities and Exchange Commission on June 2, 2015).

(d)(3)	Tender and Support Agreement, dated as of June 1, 2015, by and among GameStop Corp., Gadget Acquisition, Inc. and Eric Semler (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by GameStop Corp. with the Securities and Exchange Commission on June 2, 2015).

(d)(4)	Confidentiality Agreement, dated as of December 14, 2014, between GameStop Corp. and Geeknet, Inc.*

(g)	None.

(h)	None.

*Filed herewith.